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                            FORM 6-K

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D. C. 20549



                Report of Foreign Private Issuer
              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934

                   For the month of June, 2001


               ENTERPRISES SHIPHOLDING CORPORATION
         (Translation of registrant's name into English)

             c/o Enterprises Shipping & Trading S.A.
                      Poseidonos Avenue 11
                       Elliniko GR-167 77
                         Athens, Greece
            (Address of principal executive offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

           Form 20-F     X       Form 40-F

    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes             No     X



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INFORMATION CONTAINED IN THIS FORM 6-K REPORT

    Set forth herein is a copy of the Press Release issued by Enterprises Shipholding Corporation on June 13, 2001, clarifying certain statements made to the press by third parties on June 12, 2001.















































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                  ENTERPRISES SHIPHOLDING LOGO


                      FOR IMMEDIATE RELEASE
                                 CONTACT: KOSTAS KOUTSOUBELIS
                                 TEL: GREECE (1) 8945061


    ENTERPRISES SHIPHOLDING CORPORATION COMMENTS ON
    PRESS STATEMENT.

         The Company would like to clarify that a statement issued to the press on June 12th in New York, does not accurately reflect the true facts.

1. The Company has announced in its press release dated April 26th that it does not intend to pay the May coupon and wish to engage in restructuring discussions with the bondholders. Unfortunately the Company has been unable to initiate discussions with the bondholders due to their reluctance to meet with the Company and their advisors.

2. The delivery of the acceleration notice is customary and given by the creditors when payment default occurs. The
    Company has not yet confirmed the commencement of the lawsuit.

3. Furthermore the Company states that Mr. Stamatis Restis has no ownership interest nor management responsibilities in respect to the Company.

4. The Company will continue its efforts to commence the restructuring talks in light of the bondholders having retained their advisors.

                   ATHENS 13th JUNE 2001
                   THE BOARD OF DIRECTORS



                      11, POSEIDONOS AVENUE
                        ELLINIKON 167 77
                          ATHENS-GREECE
                      TEL (301) - 89 45 061
                      FAX (301) - 89 83 595








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                            SIGNATURE

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


               ENTERPRISES SHIPHOLDING CORPORATION
                          (registrant)


Dated:  June 14, 2001   By:  /s/ Victor Restis
                        ---------------------------------
                                 Victor Restis
                                 President and Chief
                                 Executive Officer





































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